UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                             (Amendment No. __2___)*

                              TASKER PRODUCTS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87652D109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)[with respect to KOM Capital Management, LLC]

          [X] Rule 13d-1(c)[with respect to all joint filers herein other than KOM Capital Management, LLC]

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87652D109                    13G                   Page 1  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Knoll Capital Management, LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          13,520,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            13,520,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,520,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  12.33%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 2  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fred Knoll
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          13,520,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            13,520,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,520,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.33%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 3  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Europa International, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
                    6,640,250
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,640,250
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,640,250
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.18%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 4  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Knoll Capital Fund II Master Fund, Ltd.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,879,750
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,879,750
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,879,750
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 5  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         KOM Capital Management, LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,879,750
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,879,750
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,879,750
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 6  of 11 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick O'Neill
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,879,750
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,879,750
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,879,750
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                    13G                   Page 7  of 11 Pages

Item 1(a).  Name of Issuer:

                       Tasker Products Corp. (the "Issuer")
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                       39 Old Ridgebury Road-Suite 14
                       Danbury, CT 06810-5116
          ______________________________________________________________________

Item 2(a).  Name of Persons Filing:

                       Knoll Capital Management LP ("KCMLP")
                       Fred Knoll ("Knoll")
                       Europa International, Inc. ("Europa")
                       Knoll Capital Fund II Master Fund Ltd. (the "Knoll Fund") KOM Capital Management, LLC ("KOM")
                       Patrick O'Neill ("O'Neill")

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                       The principal business address for each of KCMLP, Knoll, Europa, the Knoll Fund, KOM and O'Neill is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

Item 2(c).  Citizenship:

                       KCMLP is a Limited Partnership formed and existing
                       under the laws of the State of Delaware.
                       Knoll is a citizen of the United States.
                       Europa is a company organized under the laws of the British Virgin Islands.
                       The Knoll Fund is a company organized under the laws of the Cayman Islands.
                       KOM is a limited liability company organized under the laws of the State of Delaware.
                       O'Neill is a citizen of the United States.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                       This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                       87652D109
            ____________________________________________________________________

CUSIP No. 87652D109                    13G                   Page 8  of 11 Pages

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X](1) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
               (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

----------
(1) Only with respect to KOM Capital Management, LLC.

CUSIP No. 87652D109                    13G                   Page 9  of 11 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount beneficially owned:

     As of the date of this filing:

     Each of KCMLP and Knoll beneficially own 13,520,000 Shares of the Issuer's Common Stock, consisting of (i) 6,640,250 Shares of the Issuer's Common Stock owned directly by Europa, consisting of 4,490,250 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer; and (ii) 6,879,750 Shares of the Issuer's Common Stock owned directly by the Knoll Fund, consisting of 4,729,750 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer. KCMLP is the investment manager of Europa and a manager of KOM, the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

     Europa directly owns 6,640,250 Shares of the Issuer's Common Stock consisting of 4,490,250 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer.

     The Knoll Fund directly owns 6,879,750 Shares of the Issuer's Common Stock consisting of 4,729,750 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer.

        KOM, as the Investment Manager of the Knoll Fund and O'Neill, as a member of KOM, each beneficially own 6,879,750 shares of the Issuer's Common Stock consisting of 4,729,750 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer.

     (b) Percent of class: As of the date of this filing (taking into consideration that 105,339,975 Shares of the Issuer's Common Stock is issued and outstanding as reported in the Issuer's Form 10-Q for the period ended September 30, 2006 and taking into consideration the immediately exercisable Warrants owned by each of Europa and the Knoll Fund):

     The 13,520,000 Shares of the Issuer's Common Stock beneficially owned by each of KCMLP and Knoll constituted 12.33% of the Shares outstanding.

     The 6,640,250 Shares of the Issuer's Common Stock beneficially owned by Europa constituted 6.18% of the Shares outstanding.

     The 6,879,750 Shares of the Issuer's Common Stock beneficially owned by the Knoll Fund constituted 6.4% of the Shares outstanding.

     The 6,879,750 shares of the Issuer's Common Stock beneficially owned by KOM and O'Neill constituted 6.4% of the Shares outstanding.

CUSIP No. 87652D109                    13G                   Page 10 of 11 Pages

          ______________________________________________________________________

     (c)      Number of shares as to which such person has:

              (i)      Sole power to vote or direct the vote:

                       Not Applicable.

              (ii)     Shared power to vote or to direct the vote:

                       KCMLP, Knoll and Europa share the power to vote or
                  direct the vote of those shares of Common Stock owned by Europa.

                       KOM, O'Neill, Knoll, KCMLP and the Knoll Fund share
                  the power to vote or direct the vote of those shares of Common Stock owned by the Knoll Fund.

              (iii)    Sole power to dispose or direct the disposition of:

                       Not Applicable.

              (iv)     Shared power to dispose or direct the disposition of:

                       KCMLP, Knoll and Europa share the power to dispose of
                  or direct the disposition of those shares of Common Stock owned by Europa.

                       KOM, O'Neill, Knoll, KCMLP and the Knoll Fund share
                  the power to dispose of or direct the disposition of those shares of Common Stock owned by the Knoll Fund.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                           Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                           Not Applicable.
         _______________________________________________________________________

CUSIP No. 87652D109                    13G                   Page 11 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

                           Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.
         _______________________________________________________________________

Item 10. Certifications.

         (a) The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007               KNOLL CAPITAL MANAGEMENT, LP

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Fred Knoll
                                       -----------------------------------------
                                       Fred Knoll

Dated:  February 14, 2007              EUROPA INTERNATIONAL, INC.

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: Investment Manager
                                              ----------------------------------

Dated:  February 14, 2007              KNOLL CAPITAL FUND II MASTER FUND LTD.

                                       By: KOM Capital Management LLC,
                                           Investment Manager

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              KOM Capital Management LLC

                                       By: /S/ Patrick O'Neill
                                           -------------------------------------
                                       Name: Patrick O'Neill
                                             -----------------------------------
                                       Title: Chief Operating Officer_
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Patrick O'Neill
                                       -----------------------------------------
                                       Patrick O'Neill

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2007               KNOLL CAPITAL MANAGEMENT, LP

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Fred Knoll
                                       -----------------------------------------
                                       Fred Knoll

Dated:  February 14, 2007              EUROPA INTERNATIONAL, INC.

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: Investment Manager
                                              ----------------------------------

Dated:  February 14, 2007              KNOLL CAPITAL FUND II MASTER FUND LTD.

                                       By: KOM Capital Management LLC,
                                           Investment Manager

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              KOM Capital Management LLC

                                       By: /S/ Patrick O'Neill
                                           -------------------------------------
                                       Name: Patrick O'Neill
                                             -----------------------------------
                                       Title: Chief Operating Officer_
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Patrick O'Neill
                                       -----------------------------------------
                                       Patrick O'Neill